UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2023

Commission File Number: 001-14946

CEMEX, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre,

San Pedro Garza García, Nuevo León 66265, México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Contents

CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX), announces that, on January 25, 2023, in Manila, Philippines, CEMEX Asian South East Corporation (“CASEC”), an indirect subsidiary of CEMEX, filed a Tender Offer Report on Form 19-1 with the Securities and Exchange Commission of the Philippines (“SEC”) and the Philippine Stock Exchange, pursuant to Rule 19 of the Securities Regulation Code of the Philippines, in connection with its intention to conduct a voluntary tender offer (the “Tender Offer”) to acquire a minimum of one (1) and a maximum of one billion six hundred fourteen million (1,614,000,000) common shares of CEMEX Holdings Philippines, Inc. (“CHP”), an indirect subsidiary of CEMEX, which, if successful, would not cause CASEC to own 90% or more of CHP’s outstanding common shares. The Tender Offer period is expected to commence on or about February 16, 2023, in the Philippines, and shall last for a period of at least twenty (20) business days, and may be extended subject to the SEC’s prior approval. Payment of the net proceeds of the validly tendered shares is expected to take place on or around March 30, 2023, in the Philippines.

This report is for informational purposes and does not constitute or form part of an offer to sell or purchase, or solicitation of an offer to sell or purchase or subscribe for any securities in the United States of America or in any other jurisdiction. No offer, solicitation, purchase or sale is being made in any jurisdiction in which it would be unlawful to make such an offer, solicitation or sale. The offer is being made solely pursuant to the Tender Offer Report and all statements herein regarding the terms of the offer are qualified in their entirety by reference to the text of the Tender Offer Report. The full details of the offer, including complete instructions on how to tender securities, are included in the Tender Offer Report. Holders are strongly encouraged to read carefully the Tender Offer Report because they contain important information.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date: January 25, 2023	By:	/s/ Rafael Garza Lozano
Name: Rafael Garza Lozano
Title: Chief Comptroller

3